For immediate release

FAIRMONT MAILS NOTICE TO HOLDERS OF ITS CONVERTIBLE SENIOR NOTES

TORONTO, March 31, 2006 – Fairmont Hotels & Resorts Inc. ("Fairmont") (TSX/NYSE: FHR) today mailed a notice to the holders of its 3.75% Convertible Senior Notes due 2023 containing information regarding the proposed acquisition of Fairmont by a newly formed company owned by affiliates of Kingdom Hotels International and Colony Capital, LLC. The notice addresses the substitution of cash for the Fairmont common shares that would have been issuable upon the conversion of the Notes following the effective time of the transactions contemplated in connection with the proposed acquisition of Fairmont. This substitution will be effected on the same terms that the outstanding Fairmont common shares will be purchased for cash, pursuant to the transactions contemplated in connection with the proposed acquisition. A copy of the notice is being filed with the applicable regulatory authorities in the United States and Canada and may be obtained from their respective websites: www.sec.gov and www.sedar.com. The notice will also be available on Fairmont’s website at www.fairmontinvestor.com.

About Fairmont Hotels & Resorts Inc.
Fairmont is a leading owner/operator of luxury hotels and resorts. Fairmont's managed portfolio consists of 87 luxury and first-class properties with approximately 33,500 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados, United Kingdom, Monaco, Kenya and the United Arab Emirates as well as two vacation ownership properties managed by Fairmont Heritage Place. Fairmont owns Fairmont Hotels Inc., North America's largest luxury hotel management company, as measured by rooms under management, with 49 distinctive city center and resort hotels including The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. Fairmont also owns Delta Hotels, Canada's largest first-class hotel management company, which manages and franchises 38 city center and resort properties in Canada. In addition to hotel management, Fairmont holds real estate interests in 21 properties and an approximate 24% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties. Fairmont owns FHP Management Company LLC, a private residence club management company that operates Fairmont Heritage Place, a vacation ownership business.

Contact:
Emma Thompson
Executive Director Investor Relations
Tel: 1.866.627.0642
Email: investor@fairmont.com
Website: www.fairmontinvestor.com